Exhibit 4.3

AMENDMENT TO CONVERTIBLE NOTE PURCHASE AGREEMENT

THIS AMENDMENT TO CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Amendment”) is made as of November 2, 2012, by and among GeNO LLC, a Delaware limited liability company (the “Company”), and the Purchasers named on the Schedule of Purchasers attached to the Convertible Note Purchase Agreement dated July 27, 2010 by and among the Company and the Purchasers, as amended (the “Convertible Note Purchase Agreement”).

WHEREAS, the Company and the Purchasers desire to amend the Convertible Note Purchase Agreement to modify the definition of New Equity Share Price as used therein.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Definitions. As used in the Convertible Note Purchase Agreement, the term “New Equity Share Price” shall mean the lower of (a) the price of Equity Securities issued to The Medicines Company pursuant to a license agreement, if any, entered into with the Company and (b) the price per share of the Equity Securities issued and sold to venture capital or other financial institutional or strategic investors before the Maturity Date in the next New Equity Financing after the date of this Agreement.

2. All terms of the Convertible Note Purchase Agreement not modified by this Amendment shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment to Convertible Note Purchase Agreement as of the date first above written.

GENO LLC

By:	/s/ David H. Fine
David H. Fine
Chief Executive Officer

PURCHASERS: